FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


For the month of December 4, 2002

Commission File Number 1-12752


                               Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F /X/         Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____



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[LOGO] Cristalchile

NYSE: CGW
Santiago: CRISTALES
www.cristalchile.cl

CONTACT IN SANTIAGO:
Ricardo Dunner
Head of Investor Relations
PH: (562) 787-8855
FAX: (562) 787-8800
EMAIL: rdunner@cristalchile.cl


                                                         FOR IMMEDIATE RELEASE

                 CRISTALERIAS DE CHILE S.A. REPORTS PAYMENT OF
                           INTERIM DIVIDEND N(O) 152

Santiago, Chile (November 27, 2002) - Cristalerias de Chile S.A. today informed the following:

On November 26, 2002, the Board of Directors of Cristalerias de Chile S.A. approved to distribute interim dividend N(O) 152 for the amount of Ch$21 per share (1 ADR=3 shares), in respect to fiscal year 2002 net income.

The dividend will be paid on January 7th, 2003, to all the shareholders registered as of December 31, 2002 in the shareholders' registry.



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                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Glassworks of Chile
                                 (Registrant)

                                 By: Benito Bustamante C.
                                     --------------------
                                     Benito Bustamante C.
                                     Comptroller



Date:  December 4, 2002